Filed by Marathon Petroleum Corporation
Commission File No. 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Andeavor Logistics LP
Commission File No. 001-035143

The following investor presentation was posted to Marathon Petroleum Corporation’s website, https://www.marathonpetroleum.com/Investors/, on May 9, 2019.